SSLJ.com Limited

23/F, Block 4, Oceanwide International SOHO Town

Jianghan District, Wuhan, P.R.China 43000

VIA EDGAR

December 21, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attn: Coy Garrison

Re: SSLJ.com Limited

Registration Statement on Form F-1

Filed November 7, 2017

File No. 333-221379

Dear Mr. Garrison:

On behalf of SSLJ.com Limited, a Cayman company (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s oral comment to the Registration Statement on Form F-1, initially filed with the Commission on November 7, 2017 (“Registration Statement”). A marked version of the prospectus cover, page 36 and page 106 of Amendment No. 2 to the Form F-1 (“Amendment”) are enclosed herewith.

We hope that we have adequately addressed your comment.  If you have further comments, we ask that you forward them by electronic mail to our counsel, David Selengut, Esq. at selengut@egsllp.com, or Ari Edelman, Esq. at aedelman@egsllp.com, or reach them by telephone at (212) 370-1300.

Sincerely,

/s/ Wei Zheng

Wei Zheng

cc:	Ellenoff Grossman & Schole LLP
Ortoli Rosenstadt LLP

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)	Dated December ~~13~~[__], 2017

SSLJ.COM LIMITED

Minimum Offering: $10,000,000

Maximum Offering: $20,000,000

This is the initial public offering of our Class A ordinary shares. We are offering a minimum of $10,000,000 and a maximum of $20,000,000 of our Class A ordinary shares, par value $0.00125 per share. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. We expect the initial public offering price of the Class A ordinary shares to be $5.00 per share.  Currently, no public market exists for our ordinary shares.  We have applied for and obtained a conditional approval letter to have our Class A ordinary shares listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “SSLJ”. Such approval letter is conditioned upon certain conditions, including the closing of this offering, our satisfying all applicable initial listing standards and the receipt by NASDAQ of certain information about our shareholders, including investors that purchase shares in this offering. There is no guarantee or assurance that our Class A ordinary shares will be approved for listing on NASDAQ.

We are an “emerging growth company”, as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Investing in our ordinary shares is highly speculative and involves a significant degree of risk.  See “Risk Factors” beginning on page 14 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Minimum Offering	Maximum Offering without Over-Subscription Option	Maximum Offering with Over-Subscription Option
Public offering price	$5.00	$10,000,000	$20,000,000	$23,000,000
Underwriter’s discount and commissions (1)	$0.30	$600,000	$1,200,000	$1,380,000
Proceeds to us, before expenses	$4.70	$9,400,000	$18,800,000	$21,620,000

(1)	Under the Underwriting Agreement, we will pay our underwriter, Boustead Securities, LLC (the “Underwriter”), a commission equal to 6% of the gross proceeds raised in the offering and a financial advisory fee of $100,000. In addition to the cash commission and advisory fee, we will also reimburse the Underwriter for the full amount of its reasonable out-of-pocket expenses, including its legal expenses, in an amount not to exceed $75,000, $25,000 of travel expenses and $25,000 for a third party due diligence report incurred by the Underwriter in connection with this offering. We will also be responsible for the costs and expenses incurred in conducting background checks of our officers and directors by a background search firm not to exceed $5,000.

We expect our total cash expenses for this offering to be approximately $1,100,000 including cash expenses payable to the Underwriter for its reasonable out-of-pocket expenses and financial advisory fee, exclusive of the above commissions. The Underwriter must sell the minimum number of securities offered (2,000,000 Class A ordinary shares) if any are sold. The Underwriter is only required to use its best efforts to sell the maximum number of securities offered (4,000,000 Class A ordinary shares). In addition, the underwriter has been granted an over-subscription option pursuant to which we may sell up to an additional 600,000 Class A ordinary shares. The offering will terminate upon the earlier of: (i) a date determined by us after which the minimum amount is sold or (ii) 180 days from the effective date of this Registration Statement, unless extended by us for an additional 45 days (“Termination Date”). One or more closings may be conducted after the minimum amount is sold and prior to the Termination Date. In addition, in the event that the maximum amount has been met on or prior to the Termination Date, the Underwriter may exercise the over-subscription option on or prior to the Termination Date to extend the offering for an additional 45 days. Trading on the Nasdaq Capital Market will not start until the Termination Date. Until we sell at least 2,000,000 Class A ordinary shares, all investor funds will be held in an escrow account at Signature Bank, New York, New York. If we do not sell at least 2,000,000 Class A ordinary shares by the Termination Date, all funds will be promptly returned to investors (within five (5) business days) without interest or deduction. One of the conditions to our obligation to sell any securities through the Underwriter is that, upon the closing of the offering, the Class A ordinary shares would qualify for listing on the Nasdaq Capital Market.

If we complete this offering, net proceeds will be delivered to us on the closing date. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China. If we complete this offering, then on the closing dates, we will issue to the Underwriter a warrant to purchase the number of Class A ordinary shares in the aggregate equal to 5% of the Class A ordinary shares sold in this offering. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the Registration Statement for a period of five years thereafter. The warrants are exercisable at a per share price equal to 120% of the public offering price per share in the offering and may also be exercisable on a cashless basis. See “Underwriting” on page 104.

Boustead Securities, LLC

The date of this prospectus is ________________

There may be certain customer complaints for the environment inspection and acceptance of home improvement.

Currently, there is no clear compulsory standards for environment inspection and acceptance of home improvement. If there is no institute to inspect the environment after the home improvement is completed, the customers may file complaints with applicable government agencies.

Shengshi may bear liability for the products it sold for causing physical injury or damage to third party property.

Shengshi entrusted certain consignee to manufacture certain products with Shengshi’s identification. According to the PRC Product Lability Law issued by the Standing Committee of the National People's Congress and amended on July 8, 2000, if a defect in a product causes physical injury or damage to third party property, the party which was injured or incurred damage may claim compensation against the Shengshi. Shengshi can only have the right of recovery against the consignee if the consignee is liable.

The audit report included in this prospectus is prepared by auditors who are not inspected fully by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

As an auditor of companies that are publicly traded in the United States and a firm registered with the Public Company Accounting Oversight Board, or PCAOB, Friedman LLP is required under the laws of the United States to undergo regular inspections by the PCAOB. However, because we have substantial operations within the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor and its audit work is not currently inspected fully by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, shareholders may be deprived of the benefits of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our Class A ordinary shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our Class A ordinary shares. We have applied for and obtained a conditional approval letter to have our Class A ordinary shares listed on the NASDAQ under the symbol “SSLJ”. Such approval letter is conditioned upon certain conditions, including the closing of this offering, our satisfying all applicable initial listing standards and the receipt by NASDAQ of certain information about our shareholders, including investors that purchase shares in this offering. There is no guarantee or assurance that our Class A ordinary shares will be approved for listing on NASDAQ. ~~We intend to apply to have our Class A ordinary shares listed on NASDAQ.~~ If an active trading market for our Class A ordinary shares does not develop after this offering, the market price and liquidity of our Class A ordinary shares will be materially adversely affected. The public offering price for our Class A ordinary shares will be determined by negotiations between us and the underwriters and may bear little or no relationship to the market price for our Class A ordinary shares after the public offering. You may not be able to sell any Class A ordinary shares that you purchase in the offering at or above the public offering price.  Accordingly, investors should be prepared to face a complete loss of their investment.

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We have applied for and obtained a conditional listing approval letter to list our Class A ordinary shares on Nasdaq Capital Market under the symbol “SSLJ”. ~~Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, among other conditions to be met prior to the first day of trading, if we sell a number of shares in this “best efforts, minimum-maximum basis” offering sufficient to satisfy applicable listing criteria, our Class A ordinary shares will in fact be listed.~~ Such approval letter is conditioned upon certain conditions, including the closing of this offering, our satisfying all applicable initial listing standards and the receipt by NASDAQ of certain information about our shareholders, including investors that purchase shares in this offering. There is no guarantee or assurance that our Class A ordinary shares will be approved for listing on NASDAQ.

If our Class A ordinary shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

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